FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated September 7, 2004 (“Earthlink Wirless Launches RIM's BlackBerry 7750™ Featuring Data and Voice Service")

News Release dated September 7, 2004 (“Keynote Presentation by Jim Balsillie, RIM Chairman and Co-CEO, at Bloomberg CERT Day")

News Release dated September 7, 2004 (“BlackBerry Connect Solution to be Offered on Symbian-OS Based Nokia Series 80 Mobile Device")

Page No 2 1 3

Document 1

September 7, 2004

FOR IMMEDIATE RELEASE

EARTHLINK WIRELESS LAUNCHES RIM’s BLACKBERRY 7750TM FEATURING DATA AND VOICE SERVICE

EarthLink is the First ISP to Offer Converged Wireless Data and Voice Solution

Atlanta, Georgia and Waterloo, Ontario, September 7, 2004 — EarthLink (NASDAQ: ELNK), one of the nation’s leading ISPs, today announced the launch of the all-in-one color BlackBerry 7750 Wireless Handheld TM with wireless email and voice service. Using the BlackBerry® platform, designed and manufactured by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), the new EarthLink offering combines phone, email, Internet access and other applications to make EarthLink the first ISP to offer a complete wireless data and voice solution.

In addition to being sold, supported and provisioned by EarthLink, the new offering features EarthLink’s suite of protection tools. Included in this suite, exclusively available to EarthLink customers, is EarthLink spamBlocker, which blocks virtually 100 percent of unwanted email messages at the server.

“By adding voice to our growing list of applications — including email, wireless Internet access and attachment viewing – EarthLink becomes the first ISP to offer a comprehensive wireless data and voice solution, ” said Brent Cobb, vice president, EarthLink Wireless. “Beyond giving mobile professionals the benefits of an EarthLink experience when they are away from the office – including blocking virtually all spam from reaching the handheld – offering the BlackBerry 7750 is an important early step in our overall strategy to expand our voice and data offerings and become a complete communications provider.”

The BlackBerry 7750 from EarthLink Wireless provides users with phone, email, text messaging, Web browser and organizer applications in a compact, intuitive, easy-to-use handheld that includes: a large, high-resolution screen and vibrant display – supporting more than 65,000 colors, integrated attachment viewing, exceptional battery life, a backlit QWERTY keyboard for fast text entry, and other features.

“With well over one million subscribers, BlackBerry continues to grow in popularity and continues to offer the best combined email and phone experience,” said Mark Guibert, vice president, corporate marketing of Research In Motion. “EarthLink has earned a reputation of providing a leading online experience with excellent customer service and support and, we see the BlackBerry 7750 offering as a natural extension of our four year partnership.”

EarthLink Wireless’ pricing plans, which include unlimited data, start at $39.95 per month, and for an additional $39.95 per month customers get 500 anytime minutes with no roaming fees and free night and weekend calling In addition, customers can bring their mobile numbers with them when they switch their existing service to EarthLink Wireless and can rely on support from a dedicated BlackBerry®-trained support team.

For more information or to sign up, visit www.earthlink.net/wireless or call 1-800-EARTHLINK.

— more —

About EarthLink

EarthLink revolves around youTM.” Celebrating ten years as a leading national Internet service provider (ISP), Atlanta-based EarthLink has earned an award-winning reputation for outstanding customer service and its suite of online products and services. Serving over five million subscribers, EarthLink offers what every user should expect from their Internet experience: high-quality connectivity, minimal drop-offs and ISP-generated intrusions, and customizable features. Whether it’s dial-up, high-speed, Web hosting, or wireless Internet service, EarthLink provides the tools that best let individuals use and enjoy the Internet on their own terms. Learn more about EarthLink by calling (800) EARTHLINK or visiting EarthLink’s Web site at www.earthlink.net.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
David Blumenthal
EarthLink
404-748-7316
blumenthald@corp.earthlink.net

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

September 7, 2004

FOR IMMEDIATE RELEASE

KEYNOTE PRESENTATION BY JIM BALSILLIE, RIM CHAIRMAN AND CO-CEO, AT BLOOMBERG CERT DAY

Waterloo, Canada – Jim Balsillie will be delivering the keynote presentation at the Bloomberg CERT Day in Toronto, Ontario on Wednesday, September 8, 2004. The presentation, which is scheduled to begin at 12:15 pm Eastern Daylight Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 3

September 7, 2004

FOR IMMEDIATE RELEASE

BLACKBERRY CONNECT SOLUTION TO BE OFFERED ONSYMBIAN-OS
BASED NOKIA SERIES 80 MOBILE DEVICES

London, United Kingdom and Waterloo, Canada – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Symbian Limited today announced plans to enable BlackBerry® Connect™ on Symbian OS™-based Series 80 mobile devices, such as the Nokia 9500 Communicator. With BlackBerry Connect, Nokia customers will be able to connect to BlackBerry wireless services, enabling always-on, push-based wireless access to email, email attachments and calendar. Both BlackBerry Enterprise Server™ and BlackBerry Internet Service ™ will be supported.

“Symbian is working closely with RIM to enable Nokia’s Series 80 customers to enjoy the benefits of wireless data,” said Marit Doving, Executive Vice President of Marketing, Symbian. “The robust functionality of Symbian OS combined with the push-based BlackBerry platform will provide Series 80 customers with an easy to use powerful communications solution almost anywhere in the world.”

“We are pleased to expand our relationship with Symbian and Nokia to allow Series 80 mobile devices to connect to BlackBerry services,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “With BlackBerry Connect support, Nokia’s customers in the US, Europe and Asia Pacific will be able to realize significant productivity benefits through enhanced connectivity and carriers will be able to leverage their success with the BlackBerry platform in conjunction with Symbian OS-based Series 80 mobile devices.”

“Nokia works in cooperation with innovative companies such as Research In Motion and Symbian to bring the most feature-rich mobile solutions to the market,” said Niklas Savander, Senior Vice President of Nokia Enterprise Solutions’ Mobile Device unit. “By expanding our range of business devices that are enabled with BlackBerry connectivity, we provide customers a broader choice of devices that best suit their workstyle or lifestyle.”

Nokia’s Series 80 mobile devices are typified by a rich and intuitive user interface. The Nokia 9500 Communicator, for example, has a full QWERTY keyboard and multi-way scroll, or ‘joystick’ for easy user interface navigation. With the Series 80 device, professionals are able to easily read, view and edit attachments, reply, and effectively manage their email inbox.

For corporate customers using Series 80 mobile devices, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected to be available later this year) to enable secure, push-based, wireless access to email and calendar.

For individuals and smaller businesses using Series 80 mobile devices, BlackBerry Internet Service allows push-based access to multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts).

— more —

Symbian OS is the global market leader in open operating systems for smartphones, and is licensed to the world’s leading handset manufacturers, which account for over 85 per cent* of annual worldwide mobile phone sales. Symbian OS combines the power of an integrated applications environment with mobile telephony, bringing advanced data services to the mass market.

The BlackBerry Connect solution for Nokia Series 80 Mobile Devices is expected to be available in Q1 2005.

About Symbian Ltd

Symbian is a software licensing company that develops and licenses Symbian OS, the global open industry standard operating system for advanced, data-enabled mobile phones. Symbian licenses Symbian OS to the world’s leading handset manufacturers. The following Symbian OS licensees have Symbian OS-based mobile phones in production and development: Arima, BenQ, Fujitsu for NTT DoCoMo FOMA, LG, Lenovo, Motorola, Nokia, Panasonic, Sendo, Siemens, Samsung and Sony Ericsson. In 2003, over 6.67 million Symbian OS-based mobile phones were sold worldwide and more than 15 million have been sold to date. Symbian has its headquarters in London, United Kingdom with offices in the United States, Europe and Asia (Bangalore, Beijing, Seoul and Tokyo). www.symbian.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts
Valerie Breslow
Symbian
+1519 585 1700
valerie.breslow@symbian.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Tilly Quanjer
RIM Europe
44 1784 223987
tquanjer@rim.com

Katie Lee
RIM Asia Paci
+852 6277 6841
kalee@rim.com
Anatolie Papas
Symbian Ltd
+44 207 154 1383
press@symbian.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* Source: Gartner, December 2003 (Mobile Terminal Market Shares: Worldwide, 3Q03) Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 7, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller